FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of February 2004

                            GROHE Aktiengesellschaft
                     Hauptstrasse 137, 58675 Hemer, Germany


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|    No |X|

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GROHE Aktiengesellschaft
                                                  (Registrant)


13 February 2004                         By: /s/ Peter Korfer-Schun
                                             ------------------------------
                                             Name:  Peter Korfer-Schun
                                             Title: Chief Executive Officer


13 February 2004                         By: /s/ Heiner Henke
                                             ------------------------------
                                             Name:  Heiner Henke
                                             Title: Principal Accounting Officer

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                           FORWARD-LOOKING STATEMENTS

         Some of the information in this notice may contain forward-looking statements that reflect the current views of our management with respect to future events. You can identify such forward looking statements by, among other things, words such as "may", "will", "expect", "anticipate", "believe", "future", "aim", "continue", "help", "estimate", "plan", "intend", "should", "shall" or the negative or other variations of them as well as other statements regarding matters that are not historical fact. We have based these forward-looking statements on management's current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that any estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements. For information identifying some of the important factors that could cause our actual results to differ from those anticipated in the forward-looking statements, you should refer to our filings with the US Securities and Exchange Commission, in particular Item 3.D., Risk Factors, from our annual report on SEC Form 20-F for our fiscal year ended December 31, 2002. We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

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                        [LOGO OF GROHE WATER TECHNOLOGY]



PRESS INFORMATION

Grohe to build innovation and design centre
-------------------------------------------

LEVERAGING INNOVATION TO ACHIEVE GLOBAL LEADERSHIP

                                                               February 12, 2004
                                                      IDZ / Brand and Innovation
                                                                 12a-2004-FB- GI

HEMER. "The ability to innovate is a decisive success factor in international competition. This applies in particular to the sanitary fittings manufacturer Grohe who must stand its ground as a leading supplier on the world market under increasingly tough conditions. This is why we want to make the innovation process a central issue in our company in the future," explains Peter Korfer-Schun, chairman of the Managing Board of Grohe Water Technology AG & Co. KG. At the home base of the Grohe group in Hemer, the company is to build a new innovation and design centre (IDZ). The building is to be completed in autumn 2005. Its primary aim is to intensify the innovation process and accelerate it by about 20 percent. To achieve this, all areas involved in this process (research and development, five strategic product groups and design) are to work in close conjunction.

The organisational part of these areas has already been combined in the Brand and Innovation division which reports directly to the chairman. Now they are to be united in one building, too. For example, the product management has so far been working in


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several locations in Germany. The strategic product groups of designer fittings
& accessories, bathroom and special fittings, showers and shower systems, sanitary systems and kitchen fittings will for the first time be unified under one roof with research and development. Head designer Andreas Enslin and his staff will stay in direct vicinity to the newly established building and will be involved even more strongly in the innovation processes. In the future, their building will be an integral part of the new IDZ complex. The interdisciplinary staffing of the project teams is an important key to accelerating the procedures, says the European market leader for bathroom and kitchen fittings.

"Integrated innovation management includes brand management, too. After all, the communication and public presentation of the company is the basis of any further development. All products represent our philosophy, the values and the aspiration. The ability to innovate and a leader role in the industry are absolutely indispensable," says the chairman of the Managing Board, adding that the group has meanwhile adhered the status of a truly global brand not only in terms of worldwide product availability but also by virtue of an unrivalled level of brand recognition in this product segment.

"In his famous speech about the start into the 21st century held by the then Federal President of Germany, Roman Herzog, in 1997, he called innovation a crucial factor," Peter Korfer-Schun adds. "Operating in 140 countries worldwide, we know


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exactly what the former Federal President meant and how the demands can be met."
Only those who offer new products at the right time and with suitable services will remain competitive in the long term.

Grohe invests about EUR 9.5 million in the IDZ. In the Edelburg Industrial Park, the architecture of the building to be erected between the Design Center and the plant is to reflect the corporate philosophy, too. Contemporary, open and transparent - these are the catchwords that characterise its appearance. The integrated Customer Center underlines the willingness of the company to intensify the dialogue with distribution partners, specifiers and users.

"This customer orientation provides us with important information about market requirements, strengths we can leverage and weaknesses we need to address. Moreover, we have to check and optimise the effectiveness and speed of our processes in order to cut time to market," says Mr. Korfer-Schun. On the one hand, the investment in the innovation and design center will create an asset which will pay off for the brand in the long term. At the same time, it will help the company consolidate its leadership in the industry.

Contact:
-------

GROHE, Abt. Presse & PR   Tel.: 0 571 / 3989-113
Frank Beushausen          Fax: 0 571 / 3989-115
Zur Porta 9               E-Mail: f.beushausen@grohe.de
32457 Porta Westfalica    Homepage: www.grohe.com